SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
                            (Name of Subject Company)


  MPF DEWAAY PREMIER FUND, LLC; MP VALUE FUND 7, LLC; MPF SPECIAL FUND 8, LLC;
    MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MORAGA GOLD, LLC; STEVEN GOLD;
     MPF-NY 2005, LLC; MACKENZIE PATTERSON FULLER, INC.; and C.E. PATTERSON

                                    (Bidders)

                          DEPOSITARY UNITS CERTIFICATES
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

        Transaction                                             Amount of
        Valuation*                                              Filing Fee

        $1,298,375                                              $152.82

* For purposes of calculating the filing fee only. Assumes the purchase of 305,500 of the Depositary Units Certificates ("Units") at a purchase price equal to $4.25 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $152.82
         Form or Registration Number: SC TO-T
         Filing Party:  MacKenzie Patterson Fuller, Inc.
         Date Filed:  March 22, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The Schedule TO filed as of March 22, 2005 and amended April 19, 2005 and May 9, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DEWAAY PREMIER FUND, LLC; MP VALUE FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MORAGA GOLD, LLC, STEVEN GOLD; and MPF-NY 2005, LLC (collectively the "Purchasers") to purchase up to 305,500 of the Depositary Units Certificates ("Units") in U.S. REALTY PARTNERS LIMITED PARTNERSHIP (the "Partnership"), the subject company, at a purchase price equal to $4.25 per Unit, less the amount of any distributions declared or made with respect to the Units between March 22, 2005 (the "Offer Date") and May 20, 2005 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2005 (the "Offer to Purchase"). The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 30,773 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 43,773 Units, or approximately 3.6% of the total outstanding Units. These Units were allocated among the Purchasers as follows: MPF DeWaay Premier Fund, LLC, 20,003 Units; MPF-NY 2005, LLC, 7,693 Units; Steven Gold, 3,077 Units.


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 2005

MPF DEWAAY PREMIER FUND, LLC
MP VALUE FUND 7, LLC
MPF SPECIAL FUND 8, LLC
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MORAGA GOLD, LLC
MPF-NY 2005, LLC

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Senior Vice President of Manager of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Senior Vice President

C.E. PATTERSON

/s/ C.E. Patterson
----------------------------------


STEVEN GOLD

/s/ Steven Gold
----------------------------------